January 20, 2022

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Helix Acquisition Corp.

Amendment No.1 to Preliminary Proxy Statement on Schedule 14A

Filed December 16, 2021

File No. 001-39630

Ladies and Gentlemen:

On behalf of our client, Helix Acquisition Corp., a Cayman Islands exempted company (“Helix”), we are writing to submit Helix’s responses to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement initially filed on October 29, 2021 and amended on December 16, 2021 (the “Preliminary Proxy Statement”), contained in the Staff’s Letter dated January 12, 2022 (“Comment Letter”).

Helix has filed via EDGAR Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”), which reflects Helix’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by Helix’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2 as filed.

Amendment No. 1 Preliminary Proxy Statement on Schedule 14A filed on December 16, 2021

Selected Biopharma Public Companies, page 144

1.	We note your revisions in response to prior comment 12 and reissue in part. Please disclose whether any companies meeting the selection criteria were excluded from the analyses.

Response: Helix has revised the disclosure on page 144 of Amendment No. 2 to address the Staff’s comment.

Certain Projected Financial Information, page 145

2.	We note your references to market research reports and data prepared by Decision Resources Group. Please tell us whether you commissioned any third party reports for use in connection with this transaction. If so, please tell us what consideration you gave to providing the information required by Item 14(b)(6) of Schedule 14A.

Response: Helix respectfully advises the Staff that neither Helix nor MoonLake commissioned any third party reports for use in connection with the Business Combination.

3.	We note your revisions in response to prior comment 13 and have the following comments:

●	We note your disclosure that you risk-adjusted your cash flows by multiplying the non-adjusted cash flows with the estimated probability of such cash flows occurring, and such probabilities were based on MoonLake management’s internal estimates and assumed an 81% probability for successful completion of Phase 2 studies and an 81% probability for successful completion of Phase 3 studies following positive Phase 2 data. Please revise to disclose how MoonLake management arrived at these probabilities and determined that they were reasonable, including whether the probabilities are consistent with the industry average for successful completion of these phases and explain any differences between MoonLake and the industry average. Please also revise to discuss the risk that the assumed probabilities of successful completion may be unrealistic given the unpredictability of drug development.

Response: Helix has revised the disclosure on page 147 of Amendment No. 2 to address the Staff’s comment.

●	It appears that MoonLake applied the same regulatory success rate for SLK in each of the four indications. If that is true, please revise to explain why.

Response: Helix has revised the disclosure on page 146 of Amendment No. 2 to address the Staff’s comment.

●	We note that MoonLake assumed a commercial launch of SLK in 2026 for all four indications. Please revise to disclose if the assumption was limited to commercial launch in the U.S. If not, please disclose the other jurisdictions and the assumed regulatory approval date for each of the four indications in those jurisdictions.

Response: Helix respectfully advises the Staff that the MoonLake Forecasts assume a commercial launch of SLK in 2026 for all four indications in all geographies, as further described in Amendment No. 2. Helix has revised the disclosure on page 146 of Amendment No. 2 to address the Staff’s comment.

●	We note that Helix compared MoonLake’s forecasts against published ranges for disease prevalence and made its own assumptions. Please disclose the sources of those published ranges, Helix’s assumptions on disease prevalence for each of the four indications, how Helix arrived at those assumptions and how Helix determined that those assumptions were reasonable.

Response: Helix has revised the disclosure on page 147 of Amendment No. 2 to address the Staff’s comment. Helix also respectfully notes for the Staff that the sources used by Helix in its analysis were publicly available and were not commissioned by Helix or MoonLake.

●	Please provide an estimated net income (loss) amount.

Response: Helix has revised the disclosure on page 148 of Amendment No. 2 to address the Staff’s comment by adding a line to the MoonLake Forecasts for Net Operating Profit after Tax (“NOPAT”). Helix respectfully advises the Staff that net income (loss) projections were not provided to Helix and that NOPAT is the closest forecast to net income (loss) that was provided to Helix.

Business of MoonLake, page 183

4.	We note your revisions in response to prior comment 14. Please revise your disclosure to remove the references to “clinical effect” on page 183 and “clinical benefit” on pages 53, 138, 183, and 212. Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these and similar statements here and throughout the document.

Response: Helix has revised the disclosure on pages 53, 138, 184 and 213 of Amendment No. 2 to address the Staff’s comment.

* * *

Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 or Marie Elena Angulo at (305) 496-5406 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Bihua Chen, Chief Executive Officer, and Dr. Andrew Phillips, Chief Financial Officer
Helix Acquisition Corp.
Joel L. Rubinstein, Bryan J. Luchs, and Marie Elena Angulo
White & Case LLP
Ryan A. Murr
Gibson, Dunn & Crutcher LLP

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